Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	info@mail.infiniteequity.com

To:	All Eligible Employees

Date:	June 20, 2024

Subject:	LAUNCH OF STOCK OPTION EXCHANGE PROGRAM

IGM Employees,

As previewed by Fred Schwarzer in his email on June 18, 2024, IGM Biosciences, Inc.’s (“IGM”) Board of Directors and stockholders recently approved a voluntary, one-time stock option exchange offer for employees who hold substantially “underwater” stock options.

Today, IGM is officially launching the stock option exchange offer and we are pleased to share some important information for employees to review. Please take the time to read through the details the team has compiled below and act as you see fit:

•

All eligible employees now have the opportunity to exchange certain stock option grants for a lesser number of restricted stock units with a different vesting schedule. Options eligible to be exchanged include only options granted with an exercise price per share equal to or greater than $17.70, that remain outstanding and unexercised as of the expiration of this offer, that have a per share exercise price greater than the closing price of our common stock on the date when exchanged options will be canceled (currently scheduled to be July 19, 2024) and that were granted under our Amended and Restated 2018 Omnibus Incentive Plan on or prior to March 1, 2023.

•

You are an eligible employee if you are an employee of IGM or any of its subsidiaries (but excluding our Chief Executive Officer and non-employee members of our board of directors) as of the start of the offer and remain an employee of IGM or any of its subsidiaries through the expiration of the offer and the RSU grant date.

•

This offer currently is scheduled to expire on July 18, 2024, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the following day, July 19. Due to administrative processing requirements, please allow up to two weeks from July 19, 2024 for the RSU grants to be visible within your ETrade account.

•

IGM has prepared a number of resources to help you understand the terms and conditions of the offer, which are attached to this email. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”). Additionally, instructions on how to elect to participate in the offer and a schedule of your eligible option grant information are available via IGM’s offer website.

•

This eligible option schedule will list the outstanding option grants that are eligible under this offer, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of July 18, 2024, the number of outstanding shares subject to each of your eligible option grants as of July 18, 2024 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the exchange ratio applicable to each eligible option, the number of RSUs that would be issued in exchange for each eligible option, and the vesting schedule applicable to such RSUs.

Stock Option Exchange Website: www.myoptionexchange.com

Your Login ID is your IGM email address

Log-In Instructions:

To log into the website, please go to www.myoptionexchange.com. The first time you access the website, you will need to register as a new user and create a password. You must use your IGM email address. The website uses two-factor authentication, so the first time you access the portal each day, the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day. If you experience difficulties accessing the Option Exchange website, please contact IGM@infiniteequity.com.

As you might have more questions related to the offer, IGM has prepared a presentation of the relevant information regarding the process. We know the materials describing the offer may seem voluminous, but it is important that you review these materials and ask questions as needed so you can make an informed decision on whether to participate or not. A few other key things to keep in mind:

•

If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact Infinite Equity by email at IGM@infiniteequity.com.

•

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. It is recommended that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

•

If you choose to participate in the offer, you will need to deliver a completed election via IGM’s offer website, no later than 9:00 p.m., Pacific Time, on July 18, 2024 (unless the offer is extended).

•	If IGM has not received your properly completed, signed (electronically) and dated election before the offer expires, you will have rejected this offer and you will keep your current options.

Attachments:

Offer to Exchange Certain Outstanding Options for Restricted Stock Units

Employee Presentation